UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 4, 2020

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This Report on Form 6-K is hereby incorporated by reference into Navios Maritime Partners L.P.’s Registration Statement on Form F-3, File No. 333-237934.

On November 18, 2016, Navios Maritime Partners L.P. (“Navios”) entered into a Continuous Offering Program Sales Agreement, as amended on June 2, 2017, and as further amended on August 3, 2020 (the “Sales Agreement”) with S. Goldman Capital LLC, as sales agent (the “Agent”), pursuant to which Navios may issue and sell from time to time through the Agent shares of Navios’ common stock having an aggregate offering price of up to $22,243,642. Sales of the shares of common stock are to be made pursuant to Navios’ shelf registration statement, filed on Form F-3 (File No. 333-237934) with the U.S. Securities and Exchange Commission and declared effective on May 12, 2020. The Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios and indemnification obligations of Navios and the Agent as well as certain termination rights for both Navios and the Agent.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou Chairman and Chief Executive Officer

EXHIBIT INDEX

1.1	Amendment No. 2 to Continuous Offering Program Sales Agreement, dated August 3, 2020.

5.1	Opinion of Reeder & Simpson P.C., dated August 3, 2020.

23.1	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1 above).